November 12, 2010

Mr. Joseph M. Kempf, Senior Staff Accountant

United States Securities & Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Registration Statement on Form 10 filed August 23, 2010, as amended on October 27, 2010
File No. 000-54090
Your comment letter dated November 5, 2010

Dear Mr. Kempf:

CareView Communications, Inc. (“CareView” or the “Company”) is providing this letter to you in response to your comment letter dated November 5, 2010 related to our Registration Statement on Form 10/A, Amendment No. 1 filed with the Commission on October 27, 2010 (the “Form 10/A”). Your comments are listed herein with our responses immediately following.

Per your instructions, concurrently with the filing of this correspondence, the Company will file a Form 10/A, Amendment No. 2 (“Form 10/A/2”), to include only the revised pages marked in accordance with our responses herein.

Form 10, Amendment No. 1

Financial Statements

Note M – Subsequent Events

July 2010 Offering, Page F-19

1.	We note from the first paragraph of page 68 that you offered to rescind the sale of 960,000 of your shares that had been sold in an exempt Regulation D private placement. Tell us and expand your financial statements disclosures to address this offer to rescind. Tell us the terms of your rescission offer. Clarify when the shares subject to rescission were originally sold and how you accounted for shares subject to rescission in your financial statements.

Since the filing of our Form 10/A, Amendment No. 1, all shareholders offered rescission have indicated in writing that they do not plan to exercise their rights under the rescission offer. As all shareholders have elected not to rescind their purchase of shares, there is no need to provide for rescission in the financial statements. Accordingly, we have revised the subject paragraph in our Form 10/A/2 and in Footnote M – Subsequent Events for the Financial Statements for period ended June 30, 2010 to read as follows:

As the Company inadvertently failed to timely file a Form D notification with the South Dakota Division of Securities in connection with the Regulation D sales of an aggregate of 960,000 shares of its Common Stock in South Dakota occurring on April 9, 2010, July 7, 2010 and August 17, 2010, the Company offered to rescind the sale of those shares by returning the full purchase price plus interest at the rate of twelve percent (12%) from the date of purchase. Prior to the rescission offer termination date of November 12, 2010, all shareholders responded in writing that they did not wish to accept the offer.

Mr. Joseph M. Kempf, Senior Staff Accountant

November 12, 2010

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2.	In regard to the above comment, you should expand Management’s Discussion and Analysis to address the effect of such a rescission on your capital resources and liquidity in accordance with Items 303(a)(l) and (303(a)(2)(ii) of Regulation S-K.

Per our answer to comment number 1 above, as all shareholders declined the rescission offer, no expansion of the subject paragraph is required as there was and will be no effect on capital resources and liquidity.

Note M – Subsequent Events, pages F-19 – F-21

Litigation, page F-19

3.	Disclose management’s opinions regarding the merits of the litigation and the impact of its outcome. Also, quantify the amount the plaintiffs seek to recover and your estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The subject disclosure has been revised as shown below (revisions in italics) in Footnote M, Subsequent Events, Litigation in the Company’s Financial Statements for the period ended June 30, 2010:

Note M – Subsequent Events

Litigation

On July 14, 2010, The EMG Irrevocable Trust dated February 19, 2009, and Shelly Lynn Sands, Trustee of the EMG Irrevocable Trust (“Plaintiffs”) filed a complaint in the Superior Court of the State of Arizona in and for the County of Maricopa against the Company and its subsidiary, its transfer agent, its Chief Financial Officer, consultants and agents of the Company, and shareholders of the Company (“Defendants”), claiming among other things, negligence, securities fraud, fraud in investment advisory services, and breach of fiduciary duty. The complaint involves a dispute relative to a private stock transaction between the beneficiary of the Trust and a shareholder of the Company. The Company has engaged legal counsel on its behalf and on behalf of the other Defendants to defend the lawsuit and to file a third party claim against the beneficiary. Counsel and Company’s management do not believe that there are any meritorious claims against the Company or that this case will have any negative or material impact on the Company. While the Company believes that any finding in favor of the Plaintiffs, if any, will be immaterial, an estimate cannot be made as to a possible range of loss.

Subscription and Investor Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson

4.	We have considered your response to comment 29 and it is unclear to us why you assume that none of the parties to the GII puts will exercise those puts. Moreover, we don’t understand why it would be financially disadvantageous for them to forego exercising their put-rights, particularly in a situation where the put-holders were to come to believe that Gross Income Interest cash flows were to have peaked and thereafter decline precipitously. Further, the exercise of these GII puts appears to be outside of your control. Give us a more detailed understanding of the terms of these GII put-rights and clarify for us why you did not record these financial instruments. Please refer to all pertinent accounting literature in your response.

Under the terms of the Agreements Regarding Gross Income Interests (the “Agreement(s)”) with each of Thompson, Murphy and Langley (“GII Owners”), the GII Owners have the right to require the Company to purchase their GII

Mr. Joseph M. Kempf, Senior Staff Accountant

November 12, 2010

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(the “GII Owner’s Put”) from September 1, 2011 to December 31, 2015. In addition, the Company has the right to acquire the GII from each party (the “CareView Call”) from September 1, 2013 to December 31, 2015. The purchase price of the GII Owner’s Put and the CareView Call are both equal to the aggregated GII received in the twelve (12) month period immediately prior to the purchase (the “GII Calculation Period”), paid in cash or shares at the Company’s election. The fair market value of the GII Owner’s Put and the CareView Call are determined by multiplying revenues during any particular GII Calculation Period by 1.5% (the “Fair Market Value”).

After further consideration, the Company has made a determination that the GII Owner’s Put should be recorded as a financial instrument at the beginning of the GII Owner’s Put period which is the first date at which the Fair Market Value of the GII Owner’s Put can be determined (based on the fact that revenues for a 12-month prior period must be used for the calculation). Therefore, at September 1, 2011, pursuant to ASC 815-40 “Contracts in Entity’s Own Equity”, the Company will record a liability for the Fair Market Value of the financial instrument of the GII Owner’s Put using the GII Calculation Period. Thereafter, the Company will revalue the financial instrument each quarter based on the GII Calculation Period. The Company’s recording of the GII Owner’s Put as a financial instrument negates the need to record a contingent liability. Accordingly, the Company will not record a contingent liability on its third quarter financial statements and will not value the financial instrument until the financial statements covering the period of time beginning with September 1, 2011.

Based on revenues through September 30, 2010, we have accrued approximately $6,500 which will be reflected on the financial statements of the Company for the quarter ended September 30, 2010. Regarding the accounting for the GII, the Company accrues the 1 1/2% earned each month and then pays the accrued amount to the GII Owners in the subsequent month.

5.	Moreover, we note that your response to comment 29 indicates that you have recorded a $416,000 contingent liability for your right to call the Gross Income Interests pursuant to the Agreements Regarding Gross Income Interests. It is unclear to us why it is appropriate to account for your right to call the Gross Income Interests as a contingency under ASC 450-10 as you appear to have unilateral control over the exercise of this call right. Please advise and refer to all pertinent accounting literature in your response.

Pursuant to our answer to item 4 above, we have determined not to record a contingent liability but will value the GII Owner’s Put as a financial instrument. As such, no further explanation is necessary as the remainder of your comments in this item 5 refer to the treatment of the contingent liability.

Note M – Joint Venture Agreement, page F-4 [sic]

6.	We note your response to comment 31 and the revised disclosure provided in Note M. However, we remain unclear of your basis for consolidating the joint ventures under generally accepted accounting principles. Please advise us in detail, including referencing in your response the specific accounting literature that supports your policy. In addition, please explain to us the consideration you gave to treating the joint ventures as variable interest entities.

The structure of the joint venture between Rockwell and the Company is in the form of a Project LLC for each of the Project Hospitals. Both Rockwell and the Company own 50% of each Project LLC. CareView contributed its intellectual property rights and its hospital contract with each Project Hospital. Rockwell contributed cash to be used for the purchase of equipment for the Project LLCs with 50% attributed to a Note and 50% attributed to a Preferential Return, both earning interest at ten percent (10%). The Project LLCs have an obligation to pay

Mr. Joseph M. Kempf, Senior Staff Accountant

November 12, 2010

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Rockwell’s Preferential Return due to a mandatory redemption feature. Pursuant to FASB ASC 480-10, the Company classified this mandatory redemption as a liability since it represents an unconditional obligation by the Company to pay Rockwell’s Preferential Return on each Project LLC.

Pursuant to ASC 810-10-15, the Company determined that the Project LLCs were within the scope of the variable interest entities (VIE) subsection of the codification. We determined the LLC to be a VIE based on the fact that the total equity investment at risk was not sufficient to finance the entities activities without additional financial support. Based on the guidance under ASC 810-10-15-14, the contribution by Rockwell was determined not to be an equity investment because equity investments are interests that are required to be recorded as equity in the entities financial statements. The loans are secured by a security interest in all of the equipment in the Project Hospitals, intellectual property rights, and the Project Hospital Contract. Pursuant to ACS 810-10, CareView has a controlling financial interest in the LLC based on the fact that as Manager, CareView has the ability to make decisions about the entity’s activities, has exposure to the expected losses if they occur, and has the right to receive the expected residual returns if they occur. Accordingly, we determined that CareView is the Primary Beneficiary in that we will absorb a majority of the VIE’s expected losses. Pursuant to the Operating Agreement for each Project LLC, CareView, as Manager, has the authority to supervise, manage and control the business affairs and property of the Project LLCs, to make day-to-day operating decisions regarding administrative and ministerial matters, and to perform any and all acts or activities reasonably customary or incidental to the management of the Project LLCs. The manager has the authority to sign all agreements, contracts and other instruments and documents that are necessary or appropriate in the ordinary course of the company’s regular business. In addition, CareView has established power over key activities as it has been named Manager of the Project LLCs, is responsible for the procurement, installation, set-up and maintenance of the CareView Systems™ installed in the Project LLCs, and is responsible for receiving and distributing revenues from each Project LLC.

Further we evaluated Rockwell’s rights under the agreements, as further outlined in the answer to item 7 below, to determine if they had any participating rights that would overcome our requirement of consolidation. We deemed the rights held by Rockwell to be protective rights which did not override the consolidation presumption.

7.	Expand your disclosure on page F-50, and elsewhere as applicable, to fully disclose all of the terms of your management agreement. Specifically address the rights of Rockwell to terminate you as manager, and advise us.

There is no separate management agreement for the Project LLCs. The Manager and the duties of the Manager are set forth in Article II of the Operating Agreement for each Project LLC. The Project LLCs each have two members, CareView and Rockwell. Each of CareView and Rockwell has one vote for all matters requiring a vote. The Operating Agreement for each Project LLC names CareView as the Manager and lists its duties. The Manager, on behalf of the Project LLCs, shall sign all agreements, contracts, and other instruments or documents that are necessary or appropriate in the course of the Project LLC’s regular business or that are authorized by general or specific action of the Members. Notwithstanding the authority granted to the Manager, the following actions may only be taken if approved by the Members: (i) amendment to the agreement or articles, (ii) issuance of more than the number of authorized units, (iii) discontinuation of the project or dissolution of the LLC, (iv) sale or disposition of substantially all of the Project LLC’s assets, (v) a merger, consolidation or reorganization, (vi) conversion of the LLC to a corporation, (vii) admission of new members, (viii) borrowing of funds other than the Project Loan, (ix) expenditures of more than $20,000, (x) amendment of contract with project hospitals, (xi) establishing amount of cash flow to be maintained, (xii) amending any agreement between the LLC and CareView, or (xiii) changing disposition of funds pursuant to the escrow agreement. The Operating Agreement provides that CareView shall serve as Manager until removed or replaced by a vote of the members. As Rockwell and CareView are the only members of the LLCs, CareView cannot be removed as Manager through a unilateral decision of Rockwell.

Mr. Joseph M. Kempf, Senior Staff Accountant

November 12, 2010

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In our Form 10/A/2, the above paragraph will be inserted as the tenth paragraph of Joint Venture with Rockwell Holdings beginning on page 24. It will also be inserted as the tenth paragraph in Footnote M to the Financial Statements for the year ended December 31, 2009.

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments s a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAREVIEW COMMUNICATIONS, INC.

/s/ Samuel A. Greco

Samuel A. Greco

Chief Executive Officer